UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number: 001-41789

noco-noco Inc.

3 Temasek Avenue

Centennial Tower, Level 18

Singapore 039190

(Address of Principal Executive Offices, including Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Singapore, August 26, 2024 – noco-noco Inc (the "Company”) received a hearing decision letter (the “Decision Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”). The Decision Letter gave the Company an exception period until October 30, 2024 to regain compliance with Listing Rule 5550(a)(2) (the “Bid Price Rule”) and Listing Rule 5550(b)(2) (the “MVLS Rule”) or any of the alternatives outlined in Listing Rule 5550(b).

Accordingly, the Panel granted the Company’s request for continued listing on The Nasdaq Capital Market, subject to certain conditions, including the reverse stock split, a series of debt and equity financings, and prompt notification of any significant events during the exception period that may affect the Company's compliance with Nasdaq requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

noco-noco Inc.

	By:	/s/ Masataka Matsumura
	Name:	Masataka Matsumura
	Title:	Director and CEO

Date: August 26, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release